EXHIBIT 99.1

Evotec SE: Laetitia Rouxel to succeed Enno Spillner as Chief Financial Officer

07.02.2023 / 07:30 CET/CEST

The issuer is solely responsible for the content of this announcement.

Hamburg, Germany, 07 February 2023:

Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO) announced today that the Company's Supervisory Board has appointed Laetitia Rouxel as new Chief Financial Officer and member of the Management Board effective 01 April 2023. She will take over from Enno Spillner whose contract will expire at the end of March and who will pursue new opportunities.

Prof. Dr Iris Löw-Friedrich, Chairperson of Evotec’s Supervisory Board, said: “Enno Spillner has been essential for Evotec’s rapid, yet sustainable growth over the past years and contributed substantially to the Company’s success story. I understand Enno’s wish to take on a new challenge and on behalf of the entire Supervisory Board, I would like to express our sincere gratitude and wish him all the very best for his personal and professional future. At the same time, we are excited to welcome Laetitia Rouxel as Evotec’s new CFO at this important juncture in the Company’s accelerating evolution. We look forward to benefiting from Laetitia’s leadership, her financial expertise and operational experience as she joins the Management Board in driving the company to the next level of growth and excellence.”

Dr Werner Lanthaler, Chief Executive Officer of Evotec, said: “On behalf of the Management Board and the Company, I would like to thank Enno for his most valuable additions. Enno has made many essential contributions to our Company’s mission. He was responsible for several major financings and the successful listing of Evotec’s shares on NASDAQ. We will closely stay in touch, and we wish him ongoing success for his future endeavours. At the same time, I am delighted to welcome Laetitia. With a wealth of experience from blue chip companies across a variety of industries, Laetitia will help further pave the way as Evotec transitions into its next growth phase.”

“I had the great pleasure of supporting and forming this tremendous growth story through many organic and strategic transactions, helping to position Evotec as one of the leading R&D outsourcing platforms within the industry while building long term sustainability and upside potential. I had the privilege of working with a very skilled and highly motivated team as well as management colleagues. I’m grateful for having had this unique opportunity and wish Evotec all the very best”, said Enno Spillner.

Laetitia Rouxel, designated Chief Financial Officer of Evotec SE, commented: “I am thrilled to join the very talented and passionate team of Evotec, a company with a strong sense of purpose to improve disease understanding through data, science and biology. I bring my expertise as CFO in worldwide environments, along with a commitment of high quality in execution. I am looking forward to co-building and further leveraging innovation at Evotec to reach the next stage in its sustainable growth path.”

Laetitia Rouxel has more than 25 years of finance experience in various sectors such as Life Sciences, Food, Cosmetics and Building industry. After graduating from the French Business school “ISG”, she started her career with finance and commercial roles in the Pharma industry at Pfizer and J&J. After working for the French multinational food-products corporation Danone, where she covered various leading Finance positions in multiple regions for R&D, Medical and Baby Nutrition based in France and in the Netherlands, she then joined the beauty company Coty in Switzerland in 2018, where she became divisional CFO, before being nominated Global CFO of Wavin, a solutions leader for the building and infrastructure industry.

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ABOUT EVOTEC SE

Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company’s multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec leverages this “Data-driven R&D Autobahn to Cures” for proprietary projects and within a network of partners including all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 200 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 4,500 highly qualified people. The Company’s 17 sites offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to www.evotec.com and follow us on Twitter @Evotec and LinkedIn.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Media Contact Evotec SE:

Gabriele Hansen, SVP Head of Global Corporate Communications, Phone: +49.(0)40.56081-255, gabriele.hansen@evotec.com

Hinnerk Rohwedder, Director of Global Corporate Communications, Tel.: +49.(0)151 4070-4843, hinnerk.rohwedder@evotec.com

IR Contact Evotec SE:

Volker Braun, SVP Head of Global Investor Relations & ESG, Phone: +49.(0)40.56081-775, volker.braun@evotec.com

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